UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May 2016

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant)

By:	/s/ Moshe Eisenberg
Moshe Eisenberg
Chief Financial Officer

Dated: May 5, 2016

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft / Gavriel Frohwein Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES FIRST QUARTER 2016 RESULTS

Q1 revenues of $24.5 million-12% increase year over year; Expects growth in Q2 - guidance of $25-27 million

MIGDAL HAEMEK, Israel – May 5, 2016 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced its financial results for the quarter ended March 31, 2016.

Highlights of the First Quarter 2016

•	Revenues of $24.5 million, up 12% year over year;
•	Non-GAAP operating income of $0.5 million; GAAP operating income of $0.4 million;
•	Non-GAAP net income of $0.2 million; GAAP net income of $0 million;
•	Q2 revenue guidance of $25 to $27 million, representing 6% sequential growth at the midpoint;

Rafi Amit, Camtek’s Chairman and CEO, commented, “We are pleased with our revenues in the first quarter of 2016, a 12% increase over  those of last year in what is typically the weakest quarter. Gross margin in the quarter was lower than Camtek’s usual range due to a specific turnkey deal from a PCB customer with longer-term strategic value. This order also had an impact on our overall profitability in the quarter. We expect the gross margin to return to the typical range in the second quarter. The advanced packaging market continues to grow and capture a larger portion of the capital expenditure made by major manufacturers. We remain in a strong position to capitalize on this.”

Added Mr. Amit, “For the second quarter, we expect revenue between $25- $27 million. Our end-markets remain strong and we are on track for a solid 2016.”

First Quarter 2016 Financial Results

Revenues for the first quarter of 2016 were $24.5 million. This compares to first quarter 2015 revenues of $21.8 million and fourth quarter 2015 revenues of $25.8 million.

Gross profit on a GAAP basis in the quarter totaled $10.3 million (42.2% of revenues), compared to $9.8 million (45.1% of revenues) in the first quarter 2015 and $10.6 million in the fourth quarter of 2015 (41.3% of revenues).

Gross profit on a non-GAAP basis in the quarter totaled $10.3 million (42.3% of revenues), compared to $9.8 million (45.2% of revenues) in the first quarter 2015 and $11.7 million in the fourth quarter of 2015 (45.4% of revenues).

Operating profit on a GAAP basis in the quarter totaled $372 thousand (1.5% of revenues), compared to $1.1 million (5.2% of revenues) in the first quarter 2015 and an operating loss of $14.1 million in the fourth quarter of 2015. Fourth quarter 2015 results included a $14.6 million one-time charge for the loss in the patent litigation process against Rudolph Technologies.

Operating profit on a non-GAAP basis in the quarter totaled $451 thousand (1.8% of revenues), compared to $1.2 million (5.5% of revenues) in the first quarter 2015 and $1.8 million in the fourth quarter of 2015 (6.8% of revenues).

Financial expenses on a GAAP basis in the quarter totaled $232 thousand, compared to $847 thousand in the first quarter 2015 and $388 thousand in the fourth quarter of 2015.

Financial expenses on a non-GAAP basis in the quarter totaled $142 thousand, compared to $624 thousand in the first quarter 2015 and $238 thousand in the fourth quarter of 2015.

Net income on a GAAP basis in the quarter totaled $24 thousand, or $0.00 per diluted share. This compares to net income of $52 thousand, or $0.00 per diluted share, in the first quarter 2015 and a net loss of $10.1 million, or $0.30 per share, in the fourth quarter of 2015. Fourth quarter 2015 results included a $14.6 million one-time charge for the loss in the patent litigation process against Rudolph Technologies.

Net income on a non-GAAP basis in the quarter totaled $193 thousand, or $0.01 per diluted share. This compares to net income of $334 thousand, or $0.01 per diluted share, in the first quarter 2015 and a net income of $2.9 million, or $0.08 per diluted share, in the fourth quarter of 2015.

Cash, cash equivalents, short and long-term restricted deposits, as of March 31, 2016 were $33.7 million (out of which $7.9 million are restricted deposits) compared to $38.7 million as of December 31, 2015. The Company reported a negative operating cash flow of $4.6 million during the quarter, principally due to timing of collection. Due to a local tax issue, the $14.6 million judgement payment to Rudolph Technologies has not been paid yet and is expected to be paid once the court will provide his final guidance.

Conference Call

Camtek will host a conference call today, May 5, 2016, at 9:00 am ET.

Rafi Amit, Chairman and CEO, and Moshe Eisenberg, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results. To participate, please call one of the following telephone numbers a few minutes before the start of the call.

US:                                               1 888 668 9141at 9:00 am Eastern Time
Israel:                                               03 918 0685at 4:00 pm Israel Time
International:                           +972 3 918 0685

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.com/ beginning 24 hours after the call.

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customers' latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing and functional 3D inkjet printing.

This press release is available at www.camtek.com .

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

Use of non-GAAP Measures

This press release provides financial measures that exclude certain items such as: (i) revaluation of liabilities with respect to the acquisitions of Printar and Sela; (ii) share based compensation expenses; (iii) inventory write-downs related to the one-color Gryphon systems; (iv) goodwill impairment; and (v) loss from litigation, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

Consolidated Balance Sheets

(In thousands)

	March 31,	December 31,
	2016	2015
	U.S. Dollars (In thousands)
Assets
Current assets
Cash and cash equivalents	25,777	30,833
Short-term restricted deposits	7,875	7,875
Trade accounts receivable, net	31,755	27,003
Inventories	29,147	27,599
Due from affiliated companies	-	559
Other current assets	2,207	1,712
Deferred tax asset	177	177

Total current assets	96,938	95,758

Fixed assets, net	13,602	13,531

Long term inventory	1,744	1,979
Deferred tax asset	3,955	3,955
Other assets, net	248	248
Intangible assets, net	887	795
	6,834	6,977

Total assets	117,374	116,266

Liabilities and shareholders’ equity

Current liabilities
Due to affiliated companies	54	-
Trade accounts payable	12,527	11,812
Other current liabilities	30,812	30,712

Total current liabilities	43,393	42,524

Long term liabilities
Liability for employee severance benefits	848	772
Other long term liabilities	4,828	4,768
	5,676	5,540
Total liabilities	49,069	48,064

Commitments and contingencies

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at March 31 2016 and at December 31, 2015;
37,440,552 issued shares at March 31, 2016 and at December 31, 2015;
35,348,176 shares outstanding at March 31, 2016 and at December 31, 2015	148	148
Additional paid-in capital	76,113	76,034
Retained losses	(6,058)	(6,082)
	70,203	70,100
Treasury stock, at cost (2,092,376 as of March 31, 2016 and December 31, 2015)	(1,898)	(1,898)

Total shareholders' equity	68,305	68,202

Total liabilities and shareholders' equity	117,374	116,266

Camtek Ltd.
Consolidated Statements of Operations

(in thousands, except share data)

	Three months ended March 31,		Year ended December 31,
	2016	2015	2015
	U.S. dollars
Revenues	24,458	21,750	99,275
Cost of revenues	14,130	11,931	56,149

Gross profit	10,328	9,819	43,126

Research and development costs	3,982	3,400	14,860
Selling, general and administrative expenses	5,974	5,281	23,587
Reorganization and impairment	-	-	138
Loss from litigation	-	-	14,600

Total operating expenses	9,956	8,681	53,185

Operating income (loss)	372	1,138	(10,059)

Financial expenses, net	(232)	(847)	(1,877)

Income (loss) before income taxes	140	291	(11,936)

Income tax (expense) benefit	(116)	(239)	1,823

Net income (loss)	24	52	(10,113)

Earnings (loss) per ordinary share:

Basic	0.00	0.00	(0.30)

Diluted	0.00	0.00	(0.30)

Weighted average number of ordinary
shares outstanding:

Basic	35,348	30,494	33,352

Diluted	31,163	30,555	33,352

Camtek Ltd.
Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Three months ended March 31,		Year ended December 31,
	2016	2015	2015
	U.S. dollars		U.S. dollars
Reported net income (loss) attributable to Camtek Ltd. on GAAP basis	24	52	(10,113)

Acquisition of Sela and Printar related expenses (1)	90	223	751
Inventory write-downs (2)	-	-	1,041
Share-based compensation	79	60	270
Loss from litigation, net of tax (3)	-	-	13,286
Non-GAAP net income	193	335	5,235

Non –GAAP net income per share, basic and diluted	0.01	0.01	0.16

Gross margin on GAAP basis	42.2%	45.1%	43.4%
Reported gross profit on GAAP basis	10,328	9,819	43,126

Acquisition of Sela and Printar related expenses (1)	-	-	-
Inventory write-downs (2)	-		1,041
Share-based compensation	7	6	24
Non- GAAP gross margin	42.3%	45.2%	44.5%
Non-GAAP gross profit	10,335	9,825	44,191

Reported operating income (loss) attributable to Camtek Ltd. on GAAP basis	372	1,138	(10,059)
Acquisition of Sela and Printar related expenses (1)	-	-	138
Inventory write-downs (2)	-		1,041
Share-based compensation	79	60	271
Loss from litigation (3)	-		14,600
Non-GAAP operating income	451	1,198	5,991

(1)
During the three months ended March 31, 2016 and 2015 and the year ended December 31, 2015, the Company recorded acquisition expenses of $0.1 million, $0.2 million, and $0.8 million, respectively, consisting of: (1) Revaluation adjustments of $0.1 million, $0.2 million, and $0.6 million, respectively, of contingent consideration and certain future liabilities recorded at fair value. These amounts are recorded under finance expenses line item; and (2) Implication of re-organization and impairment charges of $0, $0, and $0.1 million respectively.

(2)
During the three months ended March 31, 2016 and 2015 and the year ended December 31, 2015, the Company recorded inventory write downs in the amount of $0 million, $0 million, and $1.0 million, respectively, recorded under cost of revenues line item.

(3)
During the year ended December 31, 2015, the Company recorded a provision of $14.6 million  ($13.3 million net of tax) in conjunction with the final court ruling on February 3, 2016 in Camtek’s appeal in the patent infringement case of Rudolph Technologies Inc. regarding the Falcon system.